Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2018 RESULTS

•	Total revenue growth of 4% and adjusted EBITDA growth of 8% under new 2018 IFRS accounting rules

•	Strong financial and subscriber performance in Wireless

•	Service revenue growth of 5% and adjusted EBITDA growth of 12%, margin expansion of 240 basis points

•	Postpaid net additions of 122,000, up 29,000 — highest second quarter postpaid net additions in 9 years

•	Postpaid churn of 1.01%, improved 4 basis points — best postpaid churn rate in 9 years

•	Blended ABPU increased 4% and blended ARPU increased 3%

•	Cable revenue and adjusted EBITDA growth of 2%

•	Continued strong Internet revenue growth of 10%

•	Internet net additions of 23,000, up 10,000 and the highest second quarter Internet net additions since 2005

TORONTO (July 19, 2018) - Rogers Communications Inc. today announced its unaudited financial and operating results for the second quarter ended June 30, 2018 in accordance with IFRS 15, Revenue from contracts with customers (IFRS 15). We have separately provided supplementary financial information at investors.rogers.com that also provides our results under the prior accounting basis.

Consolidated Financial Highlights

	Three months ended June 30			Six months ended June 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Total revenue	3,756	3,620	4	7,389	6,992	6
Total service revenue [2]	3,300	3,221	2	6,427	6,190	4
Adjusted EBITDA [3]	1,504	1,389	8	2,842	2,563	11
Net income	538	528	2	963	838	15
Adjusted net income [3]	554	496	12	1,031	826	25

Diluted earnings per share	$1.04	$1.02	2	$1.86	$1.62	15
Adjusted diluted earnings per share [3]	$1.07	$0.96	11	$1.99	$1.60	24

Cash provided by operating activities	1,048	823	27	1,933	1,419	36
Free cash flow [3]	562	607	(7)	946	932	2

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Second Quarter 2018 MD&A.

[2]	As defined. See "Key Performance Indicators".

[3]
As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"We delivered another strong quarter with solid financial and operating results, led by exceptional results in Wireless. This included the best Wireless postpaid churn and the best Q2 net additions since 2009," said Joe Natale, President and Chief Executive Officer. "In Cable, our competitive Internet advantage drove growth in revenue and adjusted EBITDA, delivering the best Q2 net additions since 2005. We continue to strategically roll out Ignite TV while getting ready for the next set of connected home services. Overall, we continue to make great progress on our plan, including meaningful improvements in the customer experience and margin expansion."

Rogers Communications Inc.	1	Second Quarter 2018

Financial Highlights

Higher revenue
Total revenue increased 4% this quarter, largely driven by Wireless service revenue growth of 5%. Growth in Wireless was a result of our balanced approach to continue monetizing the increasing demand for data along with attracting a desirable mix of subscribers to our brands. Wireless equipment revenue grew 14% this quarter as we activated more devices, driven by the highest-ever level of second quarter postpaid gross additions of 389,000 and postpaid churn of 1.01%, the lowest rate we have achieved in 9 years.

Cable revenue increased 2% this quarter as Internet revenue growth of 10% continued to drive the Cable segment and our ability to offer Ignite Gigabit Internet over our entire Cable footprint continued to be our differentiator. This quarter, we had net additions of 23,000 for Internet, which is our highest level of second quarter net additions since 2005. This was coupled with the continuing growing demand for speed, with 58% of our residential Internet base on speeds of 100 Mbps or higher, up from 51% at the end of June 2017.

Media revenue decreased 5% this quarter as a result of lower revenue at the Toronto Blue Jays.

Higher adjusted EBITDA and margins
This quarter, adjusted EBITDA increased 8%, a margin expansion of 160 basis points. These increases were driven by Wireless adjusted EBITDA growth of 12% with a combination of strong growth in Wireless revenue and continued progress on our cost efficiency mandate, which led to Wireless margin expansion of 240 basis points.

Cable adjusted EBITDA increased 2% this quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies, which were offset by the significant increase in customers we activated and investments in frontline employees. As a result, this gave rise to a margin of 46.6% this quarter, consistent with last year.

Media adjusted EBITDA increased 2% this quarter as a result of lower operating expenses from improvements we made to our cost structure across the divisions, which led to a margin of 9.9%, up 60 basis points from last year.

Higher net income and adjusted net income
Net income and adjusted net income both increased this quarter as a result of higher adjusted EBITDA, partially offset by the higher associated income taxes. Growth in net income was lower as 2017 net income included a gain on disposition of certain real estate assets.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,048 million this quarter and free cash flow of $562 million. Free cash flow decreased as a result of our planned increase in capital expenditures compared to last year, partially offset by higher adjusted EBITDA and lower cash income taxes. Prior year capital expenditures benefitted $74 million from certain real estate sales proceeds.

Our solid financial results enabled us to continue to make investments in our network, strengthen our balance sheet and liquidity, and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter. We ended the second quarter with a debt leverage ratio of 2.6, down from 2.7 at the end of 2017.

Rogers Communications Inc.	2	Second Quarter 2018

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are key highlights for each priority.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Delivered postpaid churn of 1.01%, the lowest churn in nine years

•	Reduced customer calls and increased digital adoption

•	Continued the modernization of our retail stores to enhance the customer experience

Invest in our networks and technology to deliver leading performance and reliability

•	Signed key strategic agreements supporting 5G, allowing us to deploy thousands of small cells when and where we need them

•	Worked with Ericsson, the 5G North American partner of choice, to densify our network with small and macro cell sites

•	Continued to upgrade our 4.5G network with the latest 5G-ready technology

Deliver innovative solutions and compelling content that our customers will love

•	Continued the soft launch of Ignite TV to customers in our Ontario footprint

•	Launched the Frequency Podcast Network for all Rogers Media podcasting content, including a new original flagship series, The Big Story

•	Reached an audience of 24.6 million during the 2018 Stanley Cup Playoffs, including the most-watched Stanley Cup Final since 2014

Drive profitable growth in all the markets we serve

•	Increased total revenue by 4%, largely driven by Wireless service revenue growth of 5%

•	Adjusted EBITDA increased by 8%, with a margin expansion of 160 basis points

•	Generated free cash flow of $562 million and ended the second quarter with a debt leverage ratio of 2.6, down from 2.7 at the end of 2017

Develop our people and a high performance culture

•	Increased overall employee engagement to 82% based on our annual employee engagement survey, two points above best-in-class standards

•	Recognized as one of Canada's Greenest Employers for 2018

Be a strong, socially responsible leader in our communities across Canada

•	Celebrated the 5th anniversary of Connected for Success by partnering with our 250th housing partner

•	Awarded over 300 community and employee scholarships through the Ted Rogers Scholarship Fund

•	Launched our first-ever Give Together Volunteer Days, where team members gave over 10,000 hours of support to over 50 charitable organizations

Rogers Communications Inc.	3	Second Quarter 2018

About Rogers

Rogers is a leading diversified Canadian communications and media company. We are Canada's largest provider of wireless communications services and one of Canada's leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Glenn Brandt	Terrie Tweddle
647.281.6894	647.501.8346
gbrandt@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2018 results teleconference with the investment community will be held on:

•	July 19, 2018

•	8:00 a.m. Eastern Time

•	webcast available at investors.rogers.com

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	4	Second Quarter 2018

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2018, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Second Quarter 2018 MD&A; our Second Quarter 2018 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2017 Annual MD&A; our 2017 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2018, we adopted new accounting standards, as discussed in our Second Quarter 2018 MD&A.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2017 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at July 18, 2018 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

In this earnings release, this quarter, the quarter, or the second quarter refer to the three months ended June 30, 2018, the first quarter refers to the three months ended March 31, 2018, and year to date refers to the six months ended June 30, 2018 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2017 or as at December 31, 2017, as applicable, unless otherwise indicated.

Reportable Segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. The results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

Additionally, effective January 1, 2018, we commenced using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. This measure replaced our previous adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully

Rogers Communications Inc.	5	Second Quarter 2018

reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense. Use of this measure changed our definition of free cash flow. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	6	Second Quarter 2018

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Wireless	2,214	2,076	7		4,405	4,078	8
Cable [2]	991	976	2		1,960	1,936	1
Media	608	637	(5)		1,140	1,111	3
Corporate items and intercompany eliminations [2]	(57)	(69)	(17)		(116)	(133)	(13)
Revenue	3,756	3,620	4		7,389	6,992	6
Total service revenue [3]	3,300	3,221	2		6,427	6,190	4

Adjusted EBITDA [4]
Wireless	1,029	915	12		1,963	1,744	13
Cable [2]	462	455	2		895	871	3
Media	60	59	2		83	29	186
Corporate items and intercompany eliminations [2]	(47)	(40)	18		(99)	(81)	22
Adjusted EBITDA	1,504	1,389	8		2,842	2,563	11

Adjusted EBITDA margin [4]	40.0%	38.4%	1.6	pts	38.5%	36.7%	1.8	pts

Net income	538	528	2		963	838	15
Basic earnings per share	$1.04	$1.03	1		$1.87	$1.63	15
Diluted earnings per share	$1.04	$1.02	2		$1.86	$1.62	15

Adjusted net income [4]	554	496	12		1,031	826	25
Adjusted basic earnings per share [4]	$1.08	$0.96	13		$2.00	$1.60	25
Adjusted diluted earnings per share [4]	$1.07	$0.96	11		$1.99	$1.60	24

Capital expenditures	657	451	46		1,262	937	35
Cash provided by operating activities	1,048	823	27		1,933	1,419	36
Free cash flow [4]	562	607	(7)		946	932	2

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Second Quarter 2018 MD&A.

[2]	These figures have been retrospectively amended as a result of our reportable segment realignment. See "Reportable Segments".

[3]	As defined. See "Key Performance Indicators".

[4]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	7	Second Quarter 2018

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Service revenue	1,761	1,680	5		3,448	3,284	5
Equipment revenue	453	396	14		957	794	21
Revenue	2,214	2,076	7		4,405	4,078	8

Operating expenses
Cost of equipment	488	451	8		1,049	898	17
Other operating expenses [2]	697	710	(2)		1,393	1,436	(3)
Operating expenses	1,185	1,161	2		2,442	2,334	5

Adjusted EBITDA	1,029	915	12		1,963	1,744	13

Adjusted EBITDA margin	46.5%	44.1%	2.4	pts	44.6%	42.8%	1.8	pts
Capital expenditures	240	158	52		500	318	57

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Second Quarter 2018 MD&A.

[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2018	2017	Chg		2018	2017	Chg

Postpaid
Gross additions	389	366	23		766	709	57
Net additions	122	93	29		217	153	64
Total postpaid subscribers [2]	8,921	8,710	211		8,921	8,710	211
Churn (monthly)	1.01%	1.05%	(0.04	pts)	1.04%	1.08%	(0.04	pts)
Prepaid
Gross additions	191	213	(22)		354	363	(9)
Net (losses) additions	(13)	14	(27)		(73)	(28)	(45)
Total prepaid subscribers [2]	1,705	1,689	16		1,705	1,689	16
Churn (monthly)	3.98%	3.96%	0.02	pts	4.11%	3.85%	0.26	pts
Blended ABPU (monthly)	$64.80	$62.13	$2.67		$63.74	$61.04	$2.70
Blended ARPU (monthly) [3]	$55.60	$54.21	$1.39		$54.64	$53.11	$1.53

[1]
Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. Effective January 1, 2018, in conjunction with our transition to IFRS 15, we commenced reporting blended ABPU as a new key performance indicator. See "Key Performance Indicators".

[2]	As at the end of period.

[3]	Blended ARPU has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.

Service revenue
The 5% increases in service revenue this quarter and year to date were a result of:

•	3% increases in blended ARPU this quarter and year to date, primarily due to the increased mix of subscribers on higher-rate plans from our various brands; and

•	larger postpaid and prepaid subscriber bases.

The 4% increases in blended ABPU this quarter and year to date were a result of the increased service revenue as described above.

Rogers Communications Inc.	8	Second Quarter 2018

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this quarter and year to date were a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Equipment revenue
The 14% increase in equipment revenue this quarter and 21% increase year to date were a result of:

•	an increase in device upgrades by existing subscribers; and

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 8% increase in the cost of equipment this quarter and 17% increase year to date were a result of:

•	the increase in device upgrades by existing subscribers; and

•	higher postpaid gross additions.

Other operating expenses
The 2% decrease in other operating expenses this quarter and 3% decrease year to date were a result of various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 12% increase in adjusted EBITDA this quarter and 13% increase year to date were a result of the strong flow-through of service revenue growth discussed above.

Rogers Communications Inc.	9	Second Quarter 2018

CABLE

Cable Financial Results

	Three months ended June 30			Six months ended June 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Revenue
Internet	538	490	10	1,044	964	8
Television	357	377	(5)	722	752	(4)
Phone	93	106	(12)	189	212	(11)
Service revenue	988	973	2	1,955	1,928	1
Equipment revenue	3	3	—	5	8	(38)
Revenue	991	976	2	1,960	1,936	1

Operating expenses
Cost of equipment	4	6	(33)	9	10	(10)
Other operating expenses [2]	525	515	2	1,056	1,055	—
Operating expenses	529	521	2	1,065	1,065	—

Adjusted EBITDA	462	455	2	895	871	3

Adjusted EBITDA margin	46.6%	46.6%	—	45.7%	45.0%	0.7	pts
Capital expenditures	352	285	24	649	551	18

[1]	Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. See "Reportable Segments".

[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Cable Subscriber Results 1

	Three months ended June 30			Six months ended June 30
(In thousands)	2018	2017 (restated)	Chg	2018	2017 (restated)	Chg

Internet [2]
Net additions	23	13	10	49	46	3
Total Internet subscribers [3]	2,370	2,272	98	2,370	2,272	98
Television
Net losses	(9)	(25)	16	(21)	(49)	28
Total Television subscribers [3]	1,719	1,771	(52)	1,719	1,771	(52)
Phone
Net additions	3	2	1	12	4	8
Total Phone subscribers [3]	1,120	1,098	22	1,120	1,098	22

Homes passed [3]	4,344	4,269	75	4,344	4,269	75
Total service units [4]
Net additions (losses)	17	(10)	27	40	1	39
Total service units [3]	5,209	5,141	68	5,209	5,141	68

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	Effective January 1, 2018, and on a retrospective basis, our Internet subscriber results include Smart Home Monitoring subscribers.

[3]	As at end of period.

[4]	Includes Internet, Television, and Phone.

Revenue
The 2% increase in revenue this quarter and 1% increase year to date were a result of:

•	the movement of Internet customers to higher speed and usage tiers;

•	the impact of service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	10	Second Quarter 2018

Internet revenue
The 10% increase in Internet revenue this quarter and 8% increase year to date were a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings, with 58% of our residential Internet base on plans of 100 megabits per second or higher (June 30, 2017 - 51%);

•	the impact of Internet service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 5% decrease in Television revenue this quarter and 4% decrease year to date were a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	the impact of Television service pricing changes, net of promotional pricing provided to subscribers.

Phone revenue
The 12% decrease in Phone revenue this quarter and 11% decrease year to date were a result of promotional pricing provided to subscribers.

Operating expenses
The 2% increase in operating expenses this quarter was a result of higher costs related to the increased revenue and higher subscriber activity, as discussed above, and investments in frontline employees. Year to date operating expenses were in line with operating expenses in 2017.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Second Quarter 2018

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2018	2017	% Chg		2018	2017	% Chg

Revenue	608	637	(5)		1,140	1,111	3
Operating expenses [1]	548	578	(5)		1,057	1,082	(2)

Adjusted EBITDA	60	59	2		83	29	186

Adjusted EBITDA margin	9.9%	9.3%	0.6	pts	7.3%	2.6%	4.7	pts
Capital expenditures	14	13	8		29	26	12

[1]	Operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Revenue
The 5% decrease in revenue this quarter was a result of:

•	lower Toronto Blue Jays revenue; and

•	lower advertising revenue; partially offset by

•	higher Sportsnet and other network subscription revenue.

In addition, the year to date revenue increase of 3% was a result of a higher distribution to the Toronto Blue Jays from Major League Baseball in the first quarter.

Operating expenses
The 5% decrease in operating expenses this quarter and 2% decrease year to date were a result of various cost efficiencies and productivity initiatives across all divisions.

Adjusted EBITDA
The 2% increase in adjusted EBITDA this quarter and the 186% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2018

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Capital expenditures [2]
Wireless	240	158	52		500	318	57
Cable	352	285	24		649	551	18
Media	14	13	8		29	26	12
Corporate	51	69	(26)		99	116	(15)

Capital expenditures before proceeds on disposition	657	525	25		1,277	1,011	26
Proceeds on disposition	—	(74)	n/m		(15)	(74)	(80)

Capital expenditures [2]	657	451	46		1,262	937	35

Capital intensity [3]	17.5%	12.5%	5.0	pts	17.1%	13.4%	3.7	pts
n/m - not meaningful

[1]
Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. As a result, certain figures have been amended for comparative purposes. See "Reportable Segments".

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[3]	As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

Cable
The increases in capital expenditures in Cable this quarter and year to date were a result of higher investments in customer premise equipment and our cable network related to our Ignite TV product and to enhance the quality of the network. We continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

Media
The increases in capital expenditures in Media this quarter and year to date were a result of higher investments in our broadcast infrastructure.

Corporate
The decreases in capital expenditures in Corporate this quarter and year to date were a result of higher investments in information technology and premise improvements in 2017.

Proceeds on disposition
We sold certain real estate assets for net proceeds of $15 million in the first quarter of 2018 and $74 million in the second quarter of 2017.

Capital intensity
Capital intensity increased this quarter and year to date as a result of higher capital expenditures as discussed above, partially offset by higher total revenue.

Rogers Communications Inc.	13	Second Quarter 2018

Financial Guidance

There are no changes at this time to the consolidated guidance ranges for revenue, adjusted EBITDA, free cash flow, or capital expenditures, which were provided on January 25, 2018. On April 19, 2018, we presented our financial guidance with the impact of transition to IFRS 15 on our 2017 results; however there were no changes made to the consolidated guidance ranges which were provided on January 25, 2018. See "About Forward-Looking Information" in our 2017 Annual MD&A and this earnings release. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	14	Second Quarter 2018

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2017 Annual MD&A and our Second Quarter 2018 MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	15	Second Quarter 2018

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; net change in contract asset and deferred commission cost asset balances; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	16	Second Quarter 2018

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Net income	538	528	963	838
Add:
Income tax expense	200	183	341	295
Finance costs	193	189	412	379
Depreciation and amortization	545	535	1,089	1,080

EBITDA	1,476	1,435	2,805	2,592
Add (deduct):
Other expense (income)	2	(31)	(21)	(42)
Restructuring, acquisition and other	26	34	69	62
Gain on disposition of property, plant and equipment	—	(49)	(11)	(49)

Adjusted EBITDA	1,504	1,389	2,842	2,563

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Second Quarter 2018 MD&A.

Reconciliation of adjusted EBITDA margin

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Adjusted EBITDA	1,504	1,389	2,842	2,563
Divided by: total revenue	3,756	3,620	7,389	6,992

Adjusted EBITDA margin	40.0%	38.4%	38.5%	36.7%

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Second Quarter 2018 MD&A.

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Net income	538	528	963	838
Add (deduct):
Restructuring, acquisition and other	26	34	69	62
Loss on repayment of long-term debt	—	—	28	—
Recovery on wind down of shomi	—	(20)	—	(20)
Gain on disposition of property, plant and equipment	—	(49)	(11)	(49)
Income tax impact of above items	(10)	3	(18)	(5)

Adjusted net income	554	496	1,031	826

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Second Quarter 2018 MD&A.

Rogers Communications Inc.	17	Second Quarter 2018

Reconciliation of adjusted earnings per share

	Three months ended June 30		Six months ended June 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Adjusted basic earnings per share:
Adjusted net income	554	496	1,031	826
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$1.08	$0.96	$2.00	$1.60

Adjusted diluted earnings per share:
Diluted adjusted net income	554	496	1,028	826
Divided by:
Diluted weighted average number of shares outstanding	516	516	516	517

Adjusted diluted earnings per share	$1.07	$0.96	$1.99	$1.60

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Second Quarter 2018 MD&A.

Reconciliation of free cash flow

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2018	2017	2018	2017

Cash provided by operating activities	1,048	823	1,933	1,419
Add (deduct):
Capital expenditures	(657)	(451)	(1,262)	(937)
Interest on borrowings, net of capitalized interest	(171)	(181)	(353)	(363)
Restructuring, acquisition and other	26	34	69	62
Interest paid	145	133	383	371
Change in non-cash operating working capital items	128	223	149	398
Other adjustments	43	26	27	(18)

Free cash flow	562	607	946	932

Rogers Communications Inc.	18	Second Quarter 2018

Reconciliation of adjusted net debt and debt leverage ratio

	As at June 30	As at December 31
(In millions of dollars)	2018	2017

Current portion of long-term debt	400	1,756
Long-term debt	13,600	12,692
Deferred transaction costs and discounts	117	107
	14,117	14,555
Add (deduct):
Net debt derivative assets	(975)	(1,129)
Credit risk adjustment related to net debt derivative assets	(31)	(17)
Short-term borrowings	2,176	1,585
Bank advances	11	6

Adjusted net debt	15,298	15,000

	As at June 30	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]

Adjusted net debt	15,298	15,000
Divided by: trailing 12-month adjusted EBITDA	5,781	5,502

Debt leverage ratio	2.6	2.7

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Second Quarter 2018 MD&A.

Rogers Communications Inc.	19	Second Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
		(restated)		(restated)

Revenue	3,756	3,620	7,389	6,992

Operating expenses:
Operating costs	2,252	2,231	4,547	4,429
Depreciation and amortization	545	535	1,089	1,080
Gain on disposition of property, plant and equipment	—	(49)	(11)	(49)
Restructuring, acquisition and other	26	34	69	62
Finance costs	193	189	412	379
Other expense (income)	2	(31)	(21)	(42)

Income before income tax expense	738	711	1,304	1,133
Income tax expense	200	183	341	295

Net income for the period	538	528	963	838

Earnings per share:
Basic	$1.04	$1.03	$1.87	$1.63
Diluted	$1.04	$1.02	$1.86	$1.62

Rogers Communications Inc.	20	Second Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at June 30	As at December 31	As at January 1
	2018	2017	2017
		(restated)	(restated)

Assets
Current assets:
Accounts receivable	2,071	2,035	1,944
Inventories	390	435	452
Current portion of contract assets	884	820	723
Other current assets	468	414	417
Current portion of derivative instruments	145	421	91
Total current assets	3,958	4,125	3,627

Property, plant and equipment	11,350	11,143	10,749
Intangible assets	7,203	7,244	7,130
Investments	2,156	2,561	2,174
Derivative instruments	1,058	953	1,708
Contract assets	443	413	354
Other long-term assets	132	143	156
Deferred tax assets	3	3	8
Goodwill	3,905	3,905	3,905

Total assets	30,208	30,490	29,811

Liabilities and shareholders' equity
Current liabilities:
Bank advances	11	6	71
Short-term borrowings	2,176	1,585	800
Accounts payable and accrued liabilities	2,651	2,931	2,783
Income tax payable	194	62	186
Other current liabilities	128	132	285
Current portion of contract liabilities	274	278	302
Current portion of long-term debt	400	1,756	750
Current portion of derivative instruments	74	133	22
Total current liabilities	5,908	6,883	5,199

Provisions	36	35	33
Long-term debt	13,600	12,692	15,330
Derivative instruments	102	147	118
Other long-term liabilities	525	613	562
Deferred tax liabilities	2,592	2,624	2,285
Total liabilities	22,763	22,994	23,527

Shareholders' equity	7,445	7,496	6,284

Total liabilities and shareholders' equity	30,208	30,490	29,811

Rogers Communications Inc.	21	Second Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2018	2017	2018	2017
		(restated)		(restated)
Operating activities:
Net income for the period	538	528	963	838
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	545	535	1,089	1,080
Program rights amortization	16	16	30	36
Finance costs	193	189	412	379
Income tax expense	200	183	341	295
Post-employment benefits contributions, net of expense	(86)	(65)	(69)	(59)
Gain on disposition of property, plant and equipment	—	(49)	(11)	(49)
Recovery on wind down of shomi	—	(20)	—	(20)
Net change in contract asset balances	(25)	(5)	(94)	(29)
Other	21	19	(5)	29
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,402	1,331	2,656	2,500
Change in non-cash operating working capital items	(128)	(223)	(149)	(398)
Cash provided by operating activities before income taxes paid and interest paid	1,274	1,108	2,507	2,102
Income taxes paid	(81)	(152)	(191)	(312)
Interest paid	(145)	(133)	(383)	(371)

Cash provided by operating activities	1,048	823	1,933	1,419

Investing activities:
Capital expenditures	(657)	(451)	(1,262)	(937)
Additions to program rights	(6)	(19)	(12)	(33)
Changes in non-cash working capital related to capital expenditures and intangible assets	(57)	(7)	(195)	(88)
Acquisitions and other strategic transactions, net of cash acquired	—	(184)	—	(184)
Other	1	(26)	11	(52)

Cash used in investing activities	(719)	(687)	(1,458)	(1,294)

Financing activities:
Net proceeds received on short-term borrowings	1,355	889	507	1,225
Net repayment of long-term debt	(1,761)	(795)	(823)	(848)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	362	(8)	346	(11)
Transaction costs incurred	—	—	(16)	—
Dividends paid	(247)	(247)	(494)	(494)

Cash used in financing activities	(291)	(161)	(480)	(128)

Change in cash and cash equivalents	38	(25)	(5)	(3)
Bank advances, beginning of period	(49)	(49)	(6)	(71)

Bank advances, end of period	(11)	(74)	(11)	(74)

Rogers Communications Inc.	22	Second Quarter 2018

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	23	Second Quarter 2018

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of our Second Quarter 2018 MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2017 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

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Rogers Communications Inc.	24	Second Quarter 2018